Filed by C-MAC Industries Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: C-MAC Industries Inc.
Commission File No. 001-15108

Transcript of Video Presentation to Employees of C-MAC Industries Inc.
by Dennis Wood, Chairman, President and CEO

“Creating Opportunities Together”

Greetings everybody. I thought I would take a little time between the announcement of this major, major transaction between C-MAC and Solectron. Right now, I have an opportunity to chat with you and basically tell you my feelings as to the transaction.

As most of you are aware, and you have been in this business for a while, is the fact that the EMS industry as it is commonly known, is a very young industry. Don't forget that the majority of the corporations, including C-MAC, really weren't here until the late eighties, and the majority of the new ones weren't here in 1997.

But some of us have evolved very, very well, others of us have not done so well, but in general the industry has grown from relatively ten-twenty billion dollars globally to where we are today, going into 2002, at about 125 billion dollars.

C-MAC has developed over the years, probably since 1988, although we were founded in December of 1985, we developed over the years and we have done extremely well. We took a different course to the rest of the industry, and we were a technology-based company and we evolved through that technology-based operation and the overall knowledge of our employees, our engineers, our customers, everybody who helped put all this together. And really what has happened, is that we purposely discounted the middle of what I call our, you know, selective vertically-integrated pyramid, and we kind of, we forgot the middle. We didn't forget it, we purposely left it out and that is really PCBA.

So there is room there for everybody, but what we have to be, we need the critical mass because our customers want the security of supply. And as the EMS industry evolves, and that EMS industry is going to evolve into a TDMS industry, which is a Technology, Design and Manufacturing Services industry. And we have the majority of that. We started as a component company, into a design company, and taken on a little EMS throughout that, and now we have the total package.

Two years ago, people said, "Hey, the C-MAC formula is not going to work." Today, a few short months later, we have a situation where everybody is starting to eat out of our picnic basket. They want to be vertically integrated. We need to have the PCBAs.

Who do you want to join forces with? I mean, it would have been great. I'd love to have bought Solectron, because they were my first pick. But you have to be a realist. Even Dennis Wood at sometimes is a realist. And we have to understand it is impossible for us to grow from a three-billion dollar company to the ten-, eleven-, twelve-, fourteen-billion dollar company we need to be immediately, and take advantage of the next wave of outsourcing which will happen, not today because the market is down, but once that market turns around, there is going to be a huge opportunity for all of us.

Because the companies, the OEMs who have had the major layoffs and what have you, were well aware of the outsourcing mode, the vertical company, and they are all going to adopt that strategy in the future.

Now this transaction did not happen overnight. I can assure you it was planned. We worked with a lot of people. We talked to a lot of people. With your help, C-MAC has become the best in class, at its level, as a technology, design, manufacturing services company. So what does the best try to associate with? The best always associates with the best.

What I found in Dr. Ko Nishimura and his team was a very, very similar culture. They came from the same roots. They came from a very small company. They evolved and developed, and you know, today, they are the largest, and I believe, the best in class.

Solectron understands the benefit of an association with C-MAC. We, C-MAC, understand the benefit of an association with Solectron.

Putting these two companies together, we now have the two best in class, we now have the first total TDMS company in the world. And this will allow us to support any OEM, any new start-up, anybody with an idea, to basically say we will design your product and we will ship the product, we will service the product, and if necessary, because we're so good it won't happen too frequently, we will even repair the product.

Now I think it is good news for everybody. It is good news certainly for our employees. It is good news for our suppliers, it is good news for our customers and it is particularly good news for our shareholders of which many of you are shareholders. And we're well, well positioned.

The other thing is that C-MAC is going to have two representatives on the board of directors: myself and another representative from our existing board. I'm going to take a position with the board, and we are going to have a new committee of the board of which I am going to be chairman, which is going to be directly responsible for the integration of this transaction, the integration of any new transaction which we might go into, as well as being responsible for corporate strategy for C-MAC/Solectron.

This is now a global marketplace. We have to be competitive. And of course not - we can't expect our employees in the western world to work for a buck an hour. However, if we want to keep our jobs, we have to be that much more productive. We have to be that much more innovative. That's going to be the secret of the future.

Yes, there is going to be some rationalization. Is it all going to be C-MAC? Of course not. Is it all going to be Solectron? Of course not. But as I speak today, we are very fortunate because both corporations, there is very, very little overlap, very little overlap, because we are a different company in terms of our product offering, we are a technology-based company.

As a global company, we'll be able to service our customers, globally, give them what they need globally, and we will manufacture somewhere in the world, whatever we need to manufacture that will give us the greatest competitive advantage. And that is the company of tomorrow. We can be, we are today, part of that new world.

This is the exciting part of it, you know, I can feel it right here, where it counts. That's what it is all about! And we've all got a great opportunity!

We have to be the best in class. No doubt about it. The best have always won. The best will always win. Today we have the opportunity of starting out, probably 90 days from now, of being the only total company in the business. And that is to repeat myself. We are starting as best in class. We need you to make the difference, because at the end of the day, people make the difference. Whether you be in India, whether you be in China, whether you be in Brazil, Europe, England, Canada, the US of A, wherever you might be, you make the difference.

Thank you very much. Stay with us.

Animation #1:     Industry Growth

Animation #2:     Joining Forces

Animation #3:     1st Total TDMS Company

Legal Notice

In connection with the business combination between Solectron and C-MAC, Solectron has filed a registration statement with the U.S. Securities and Exchange Commission on Form S-4 containing information about the combination. In addition, a Solectron proxy statement/prospectus and a C-MAC management information circular will be mailed to Solectron and C-MAC security holders, respectively. Investors and security holders are urged to read the registration statement, the proxy statement/prospectus and the circular carefully as they contain important information about Solectron, C-MAC, the combination, the persons soliciting proxies relating to the combination and their interests in the combination and related matters.

Solectron also files annual, quarterly and special reports, proxy statements and other information with the SEC. C-MAC also files annual and quarterly financial statements, annual reports, annual information forms, management information circulars and other documents and information with securities regulatory authorities in Canada and annual and special reports with the SEC.

You may obtain free copies of the proxy statement/prospectus, as well as other Solectron and C-MAC documents filed with the SEC, through the web site maintained by the SEC at www.sec.gov. You may also read and copy any reports, statements or other information filed with the SEC by Solectron or C-MAC at the SEC Public Reference Rooms at 450 Fifth Street NW, Washington, DC 20549 or at the SEC's other public reference rooms in New York City and Chicago. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. In addition, free copies of the proxy statement/prospectus may be obtained from Solectron by mail to Solectron Corporation, 777 Gibraltar Drive, Milpitas, CA 95035, Attention: Investor Relations. Solectron's telephone number is 408-957-8500. Finally, you may obtain copies of the circular, as well as other C-MAC documents filed with securities regulatory authorities in Canada, on the System for Electronic Document Analysis and Retrieval maintained by the Canadian Securities Administrators at www.sedar.com.